Exhibit 99.1

Cango Inc. Reports First Quarter 2024 Unaudited Financial Results

SHANGHAI, June 12, 2024 /PRNewswire/ -- Cango Inc. (NYSE: CANG) ("Cango" or the "Company"), a leading automotive transaction service platform in China, today announced its unaudited financial results for the first quarter of 2024.

First Quarter 2024 Financial and Operational Highlights

•	Total revenues were RMB64.4 million (US$8.9 million), compared with RMB542.6 million in the same period of 2023. Income from operations was RMB74.2 million (US$10.3 million) for the three months ended March 31, 2024, an increase of 43.1% from RMB51.8 million in the same period last year. Net income was RMB90.0 million (US$12.5 million) for the three months ended March 31, 2024, an increase of 14.3% from RMB78.8 million in the same period last year.

•	The total outstanding balance of financing transactions the Company facilitated was RMB7.6 billion (US$1.1 billion) as of March 31, 2024. M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 2.87% and 1.51%, respectively, as of March 31, 2024, compared with 2.66% and 1.37%, respectively, as of December 31, 2023.

•	Total balance of cash and cash equivalents, short-term investments and restricted cash - current - bank deposits held for short-term investments increased by RMB152.6 million (US$21.1 million) compared to that as of December 31, 2023. The liquidity improvement was primarily driven by the positive operating cash flow generated by decreased working capital for car trading transactions, collections of financing receivables, and loan facilitation service fees.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “In the first quarter of 2024, the Chinese automotive industry continued to encounter significant challenges. Traditional automakers are under pressure to transform and adapt to the new energy era and emerging NEV manufacturers are facing intense market competition and severe profitability struggles. In response to these trends, Cango proactively reduced the scale of our self-operated new car business, streamlined purchasing, and optimized inventory management, mitigating the risk of declining new car prices.

“In the first quarter, we completed the integration of ‘Cango U-car’ and further strengthened the platform’s competitive advantages by ensuring a consistent supply of high-quality vehicles, optimizing dealer service experiences and supply chain management.

“We also made significant strides in cross-border used car transactions during the first quarter. In March, we officially launched a cross-border information platform specifically for used car transactions. This platform brings insights into the Chinese used car market to multilingual global users, filling a gap in domestic cross-border used car transaction information services. Our ultimate goal is to build this platform into the preferred gateway for Chinese used cars to enter the international market.

“Looking ahead, we will remain committed to exploring new business models and expanding growth opportunities. We firmly believe that through continuous innovation and meticulous management, Cango will drive a long-term and sustainable development,” concluded Mr. Lin.

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “Our strategic efforts to scale back new car inventory and improve operational efficiency have begun to bear fruit, resulting in a profit for the first quarter of 2024. We also achieved a third consecutive quarter of positive operating cash flow, allowing us to maintain a strong cash position. We are confident that our meticulous cost control and effective liquidity management will propel Cango’s long-term growth and progress.”

First Quarter 2024 Financial Results

REVENUES

Total revenues in the first quarter of 2024 were RMB64.4 million (US$8.9 million) compared with RMB542.6 million in the same period of 2023. The guarantee income, which represented the fee income earned on the non-contingent aspect of a guarantee, was RMB30.3 million (US$4.2 million) in the first quarter of 2024. This was presented separately from the contingent aspect of a guarantee pursuant to the adoption of ASC 326 since January 1, 2023.

OPERATING COST AND EXPENSES

•	Cost of revenue in the first quarter of 2024 decreased to RMB29.1 million (US$4.0 million) from RMB480.5 million in the same period of 2023. As a percentage of total revenues, cost of revenue in the first quarter of 2024 was 45.1% compared with 88.6% in the same period of 2023.

•	Sales and marketing expenses in the first quarter of 2024 decreased to RMB3.5 million (US$0.5 million) from RMB12.5 million in the same period of 2023.

•	General and administrative expenses in the first quarter of 2024 decreased to RMB37.9 million (US$5.3 million) from RMB39.8 million in the same period of 2023.

•	Research and development expenses in the first quarter of 2024 decreased to RMB1.1 million (US$0.2 million) from RMB8.1 million in the same period of 2023.

•	Net gain on contingent risk assurance liabilities in the first quarter of 2024 was RMB15.0 million (US$2.1 million) compared with RMB1.6 million in the same period of 2023. The gain was recognized due to the release of obligations from the contingent aspect of the risk assurance liabilities.

•	Net recovery on provision for credit losses in the first quarter of 2024 was RMB66.3 million (US$9.2 million). The recovery was primarily due to the positive impact from the collections of financing receivables.

INCOME FROM OPERATIONS

Income from operations in the first quarter of 2024 was RMB74.2 million (US$10.3 million), an increase of 43.1% from RMB51.8 million in the same period of 2023.

NET INCOME

Net income in the first quarter of 2024 was RMB90.0 million (US$12.5 million). Non-GAAP adjusted net income in the first quarter of 2024 was RMB95.7 million (US$13.3 million). Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measure."

NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (the “ADS”) in the first quarter of 2024 were RMB0.85 (US$0.12) and RMB0.80 (US$0.11), respectively. Non-GAAP adjusted basic and diluted net income per ADS in the first quarter of 2024 were RMB0.91 (US$0.13) and RMB0.85 (US$0.12), respectively. Each ADS represents two Class A ordinary shares of the Company.

BALANCE SHEET

•	As of March 31, 2024, the Company had cash and cash equivalents of RMB1.2 billion (US$160.1 million), compared with RMB1.0 billion as of December 31, 2023.

•	As of March 31, 2024, the Company had short-term investments of RMB2.3 billion (US$321.6 million), compared with RMB635.1 million as of December 31, 2023. The increase was mainly due to the conversion from restricted cash – bank deposits held for short-term investments of RMB1,670.0 million on December 31, 2023 after the Company completed its subscription process.

Business Outlook

For the second quarter of 2024, the Company expects total revenues to be between RMB35 million and RMB45 million. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Share Repurchase Program

Pursuant to the share repurchase program announced on April 23, 2024 (the “New Share Repurchase Program”), the Company had repurchased 360,858 ADSs with cash in the aggregate amount of approximately US$578,975.4 up to May 31, 2024.

Conference Call Information

The Company's management will hold a conference call on Wednesday, June 12, 2024, at 9:00 P.M. Eastern Time or Thursday, June 13, 2024, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through June 19, 2024 by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	8381005

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.cangoonline.com/.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China, connecting car buyers, dealers, financial institutions, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and has a nationwide network. Leveraging its competitive advantages in technological innovation and big data, Cango has established an automotive supply chain ecosystem, and developed a matrix of products centering on customer needs for auto transactions, auto financing and after-market services. By working with platform participants, Cango endeavors to make car purchases simple and enjoyable, and make itself customers’ car purchase service platform of choice. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines "M1+ overdue ratio" as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines "M3+ overdue ratio" as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income (loss), a Non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the Non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income (loss) as net income (loss) excluding share-based compensation expenses. The Company presents the Non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income (loss) enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the Non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income (loss) is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income (loss) is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income (loss). Further, the Non-GAAP measure may differ from the Non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the Non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango's Non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the "Business Outlook" section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango's goal and strategies; Cango's expansion plans; Cango's future business development, financial condition and results of operations; Cango's expectations regarding demand for, and market acceptance of, its solutions and services; Cango's expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Twitter: https://twitter.com/Cango_Group

Helen Wu

Piacente Financial Communications

Tel: +86 10 6508 0677

Email: ir@cangoonline.com

CANGO INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
(Amounts in Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data）

	As of December 31, 2023	As of March 31, 2024
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,020,604,191	1,155,986,847	160,102,329
Restricted cash - current - bank deposits held for short-term investments	1,670,006,785	-	-
Restricted cash - current - others	14,334,937	13,744,123	1,903,539
Short-term investments	635,070,394	2,322,320,101	321,637,619
Accounts receivable, net	64,791,709	106,148,788	14,701,437
Finance lease receivables - current, net	200,459,435	133,027,146	18,424,047
Financing receivables, net	29,522,035	20,366,970	2,820,793
Short-term contract asset	170,623,200	80,595,646	11,162,368
Prepayments and other current assets	78,606,808	79,424,682	11,000,191
Total current assets	3,884,019,494	3,911,614,303	541,752,323

Non-current assets:
Restricted cash - non-current	583,380,417	538,159,571	74,534,240
Property and equipment, net	8,239,037	7,635,993	1,057,573
Intangible assets	48,373,192	48,107,157	6,662,764
Long-term contract asset	36,310,769	564,583	78,194
Finance lease receivables - non-current, net	36,426,617	22,252,619	3,081,952
Operating lease right-of-use assets	47,154,944	47,531,988	6,583,104
Other non-current assets	4,705,544	4,491,801	622,107
Total non-current assets	764,590,520	668,743,712	92,619,934
TOTAL ASSETS	4,648,610,014	4,580,358,015	634,372,257

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	39,071,500	26,650,000	3,690,982
Long-term debts—current	926,237	888,415	123,044
Accrued expenses and other current liabilities	206,877,626	173,238,481	23,993,251
Deferred guarantee income	86,218,888	55,959,307	7,750,275
Contingent risk assurance liabilities	125,140,991	81,427,530	11,277,583
Income tax payable	311,904,279	323,337,170	44,781,681
Short-term lease liabilities	7,603,380	8,654,701	1,198,662
Total current liabilities	777,742,901	670,155,604	92,815,478

Non-current liabilities:
Long-term debts	712,023	665,401	92,157
Deferred tax liability	10,724,133	10,724,133	1,485,275
Long-term operating lease liabilities	42,228,435	42,027,702	5,820,769
Other non-current liabilities	226,035	143,886	19,928
Total non-current liabilities	53,890,626	53,561,122	7,418,129
Total liabilities	831,633,527	723,716,726	100,233,607

Shareholders’ equity
Ordinary shares	204,260	204,260	28,290
Treasury shares	(773,130,748)	(844,938,545)	(117,022,637)
Additional paid-in capital	4,813,679,585	4,814,230,470	666,763,219
Accumulated other comprehensive income	111,849,166	132,744,094	18,384,845
Retained earnings	(335,625,776)	(245,598,990)	(34,015,067)
Total Cango Inc.’s equity	3,816,976,487	3,856,641,289	534,138,650
Total shareholders' equity	3,816,976,487	3,856,641,289	534,138,650
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,648,610,014	4,580,358,015	634,372,257

CANGO INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended March 31
	2023	2024
	RMB	RMB	US$
Revenues	542,613,363	64,422,494	8,922,412
Loan facilitation income and other related income	2,315,400	13,821,022	1,914,189
Guarantee income	64,128,746	30,259,581	4,190,904
Leasing income	22,213,681	4,939,712	684,142
After-market services income	16,719,476	11,637,788	1,611,815
Automobile trading income	429,849,643	3,445,040	477,133
Others	7,386,417	319,351	44,229
Operating cost and expenses:
Cost of revenue	480,517,980	29,058,868	4,024,607
Sales and marketing	12,538,562	3,548,273	491,430
General and administrative	39,802,530	37,923,531	5,252,348
Research and development	8,102,363	1,098,105	152,086
Net gain on contingent risk assurance liabilities	(1,622,556)	(15,018,246)	(2,080,003)
Net recovery on provision for credit losses	(48,554,100)	(66,339,084)	(9,187,857)
Total operation cost and expense	490,784,779	(9,728,553)	(1,347,389)

Income from operations	51,828,584	74,151,047	10,269,801
Interest income, net	18,780,880	16,503,965	2,285,773
Net gain on equity securities	3,732,355	10,984,524	1,521,339
Interest expense	(2,294,085)	-	-
Foreign exchange (loss) gain, net	(984,307)	131,689	18,239
Other income, net	4,459,897	832,551	115,307
Other expenses	(130,885)	(535,390)	(74,151)
Net income before income taxes	75,392,439	102,068,386	14,136,308
Income tax benefit (expense)	3,372,638	(12,041,600)	(1,667,742)
Net income	78,765,077	90,026,786	12,468,566
Net income attributable to Cango Inc.’s shareholders	78,765,077	90,026,786	12,468,566
Earnings per ADS attributable to ordinary shareholders:
Basic	0.58	0.85	0.12
Diluted	0.56	0.80	0.11
Weighted average ADS used to compute earnings per ADS attributable to ordinary shareholders:
Basic	134,769,131	105,521,018	105,521,018
Diluted	140,231,084	112,786,810	112,786,810

Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(6,020,579)	20,894,928	2,893,914

Total comprehensive income	72,744,498	110,921,714	15,362,480
Total comprehensive income attributable to Cango Inc.’s shareholders	72,744,498	110,921,714	15,362,480

CANGO INC.
RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS
(Amounts in Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data

	Three months ended March 31
	2023	2024
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Net income	78,765,077	90,026,786	12,468,566

Add: Share-based compensation expenses	14,059,098	5,717,422	791,854
Cost of revenue	747,416	254,391	35,233
Sales and marketing	2,793,396	1,046,659	144,961
General and administrative	9,907,268	4,416,372	611,660
Research and development	611,018	-	-

Non-GAAP adjusted net income	92,824,175	95,744,208	13,260,420
Net income attributable to Cango Inc.’s shareholders	92,824,175	95,744,208	13,260,420

Non-GAAP adjusted net income per ADS-basic	0.69	0.91	0.13
Non-GAAP adjusted net income per ADS-diluted	0.66	0.85	0.12

Weighted average ADS outstanding—basic	134,769,131	105,521,018	105,521,018
Weighted average ADS outstanding—diluted	140,231,084	112,786,810	112,786,810